T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

August 25, 2009
RE-PRICING OF INSIDERS’ STOCK OPTION

Avino Silver & Gold Mines Ltd. (the "Company") announces that it has obtained disinterested shareholders’ approval to re-price 997,500 previously granted incentive stock options to insiders to a price of $0.75 per share.  The incentive stock options had originally been granted at various prices of $1.35, $1.65, and $3.99 per share.

In addition, the Company also wishes to re-price 549,500 previously granted incentive stock options to employees and consultants to a price of $0.75 per share.  The original prices of these incentive stock options were granted at various prices of $1.35, $1.65 and $3.99 per share.

The foregoing is subject to acceptance of the TSX Venture Exchange.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.